PRIORITY VENTURES LTD.
710 Back Road, Courtenay, B.C., Canada V9N 3X2
Tel: (250) 897-0484 Fax: (250) 897-0483
nswift@priority-pvs.com
www.priority-pvs.com

S.E.C. FILE NO. 82 - 873

Date: February 12, 2002

Securities and Exchange Commission
450 - 5th Street, N.W.
Washington, D.C. 220549

Dear Sirs:

Pursuant to Rule 12g3-2 (b) (1) (iii), promulgated under the Securities Exchange Act of 1934, we are submitting:

1. News Release 02-02, dated February 12, 2002

Please acknowledge receipt by stamping the enclosed photocopy of this letter and returning it to us in the enclosed, self-addressed envelope.

Yours truly,

PRIORITY VENTURES LTD.

Per:

Neil R. Swift
President

/hj
Encls.

File: C:/MyDocuments/Priority/Newsrel/Secomm.ltr

PRIORITY VENTURES LTD.

710 Back Road, Courtenay, B.C., Canada V9N 3X2
Tel: (250) 897-0484 Fax: (250) 897-0483
nswift@priority-pvs.com
www.priority-pvs.com

S.E.C. FILE NO. 82 - 873

Date: February 12, 2002

Securities and Exchange Commission
450 - 5th Street, N.W.
Washington, D.C. 220549

Dear Sirs:

Pursuant to Rule 12g3-2 (b) (1) (iii), promulgated under the Securities Exchange Act of 1934, we are submitting:

1. News Release 02-02, dated February 12, 2002

Please acknowledge receipt by stamping the enclosed photocopy of this letter and returning it to us in the enclosed, self-addressed envelope.

Yours truly,

PRIORITY VENTURES LTD.

Per:

Neil R. Swift
President

/hj
Encls.

File: C:/MyDocuments/Priority/Newsrel/Secomm.ltr

710 Back Road Courtenay, B.C. V9N 3X2
Tel: (250) 897-0484 Fax: (250) 897-0483
http://www.priority-pvs.com

News Release
February 12, 2002
Release 02-02
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

Well Authorization

Priority Ventures Ltd. is pleased to announce receipt of its well authorization from the Oil and Gas Commission (OGC). Priority's well authorization will enable the company to drill a coalbed methane (CBM) production well on Vancouver Island. This will be the first commercial production of CBM in British Columbia. We believe this first well will lead to the drilling of dozens of CBM wells by Priority and potentially hundreds on Vancouver Island.

Site preparation will commence within 72 hours after notification is given to the OGC. Drilling of the top portion of the well will begin early next week.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

NEIL SWIFT
President

"The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."